Exhibit 99.49

Canopy Growth corporation announces reappointment of directors

SMITHS FALLS, ON, Sept. 18, 2017 /CNW/—Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or “the Corporation”) today announced that all of management’s nominees listed in its August 11, 2017 management information circular were elected as directors of the Corporation at Canopy Growth’s September 15, 2017 annual general and special meeting of shareholders (the “Annual Meeting”). The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John K. Bell	20,538,945	98.65	280,528	1.35
Murray Goldman	18,697,708	89.81	2,121,765	10.19
Bruce Linton	19,003,280	91.28	1,816,193	8.72
Chris Schnarr	20,259,887	97.31	559,586	2.69
Peter E. Stringham	20,284,654	97.43	534,819	2.57

In addition, shareholders approved the Employee Stock Purchase Plan (“ESPP”) and the Omnibus Incentive Plan (“OIP”) as described in the Corporation’s August 11, 2017 management information circular. The detailed results of the votes for the ESPP and OIP held at the Annual Meeting are provided below.

Special Item	Votes For	% Votes For	Votes Against	% Votes Against
ESPP	20,393,966	97.96	425,507	2.04
OIP	18,336,277	88.07	2,483,195	11.93

Canopy Growth also confirmed that shareholders approved the appointment of Deloitte LLP, Chartered Accountants, as the Corporation’s auditors.

ABOUT CANOPY GROWTH CORPORATION

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/18/c4039.html

%SEDAR: 00029461E

For further information: Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196, @CanopyGrowth; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 18-SEP-17